Exhibit 99.1

VIQ Solutions Announces Receipt of Nasdaq Notice of Deficiency

PHOENIX, ARIZONA, September 30, 2022 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced that it has received a written notification of deficiency from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") dated September 27, 2022, indicating that the Company no longer satisfies Nasdaq Listing Rule 5550(a)(2), continued listing requirement for minimum bid price, based upon a closing bid price of less than $1.00 per share for the Company’s common shares (the “Shares”) for the prior 30 consecutive business day period.

The notification from Nasdaq has no immediate effect on the listing of the Shares, and the Shares will continue to trade on the Nasdaq Capital Market under the symbol “VQS”.

Despite receiving the non-compliance letter from Nasdaq, the Company believes that the current price of the equity has been significantly impacted by macroeconomic events and is hopeful that it will meet the compliance requirements within the grace period.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a grace period of 180 calendar days, or until March 27, 2023, to meet the minimum bid price requirement under the Nasdaq Listing Rules. If at any time during the 180-day grace period, the closing bid price of the Shares is $1.00 per Share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance within the initial 180-day grace period, the Company may be eligible for an additional 180-day grace period, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid-price requirement, and the Company provides written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary, subject to determination by the staff of Nasdaq. The Company intends to monitor the closing bid price of its Shares during this grace period and will consider its options in order to regain compliance with The Nasdaq Capital Market minimum bid price requirement.

If the Company does not regain compliance with The Nasdaq Capital Market minimum bid price requirement within the permitted grace period(s), the Shares will be delisted from Nasdaq, which would be expected to have a material adverse effect on the liquidity and trading price of the Shares.

The Shares are also listed on the Toronto Stock Exchange (TSX: VQS) and the Company is currently in compliance with applicable listing requirements of the Toronto Stock Exchange.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard Chief Marketing Officer VIQ Solutions Inc. Phone: (800) 263-9947 Email: marketing@viqsolutions.com	Laura Kiernan High Touch Investor Relations Ph. 1-914-598-7733 Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions Inc.

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward Looking Statement

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are based on certain expectations and assumptions, and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appear in the Company’s most recent Annual Information Form and other continuous disclosure filings which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.